Exhibit 4.3

AMENDING AGREEMENT No. 1

THIS AMENDMENT TO WARRANT CERTIFICATE #35 (this “Amendment”) is executed as of July 28, 2015 between Deep Well Oil & Gas, Inc. (the “Corporation”) and Cambridge Strategies, Inc. (collectively, the “Parties”).

RECITALS

WHEREAS pursuant to a certain warrant agreement dated June 23, 2014, by and among the Corporation and Cambridge Strategies, Inc. (“Cambridge” a company 50% owned by Mr. Satya Brata Das an insider of the Corporation), the Corporation issued a warrant certificate for an option to purchase up to an aggregate of 428,571 common shares of the Corporation’s common stock at a price of $0.105 USD per common share (“Warrant #35”);

AND WHEREAS the Parties desire to amend and extend the expiration date of Warrant #35 from November 23, 2015 to November 23, 2016;

AND WHEREAS in consideration for extending the expiry date of Warrant #35 by one year, and as accepted by Cambridge, the Parties desire to reduce the number of the warrant shares outstanding represented in Warrant #35 from 428,571 to 311,065 shares of common stock of the Corporation so that the value of the warrant shares (at 10.5 Cents USD) has the same approximate value of the outstanding warrant shares in the same series as set by the valuation date of February 20, 2015;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties do hereby agree as follows:

1.            Defined Terms. All capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the original Warrant #35 except those Defined Terms that have been amended hereto.

2.            Amendments.

(a) The definition of “Expiry Date” is Section 1.1(f) of the original Warrant #35 is deleted in its entirety and replaced with the following:

“Expiry Date” means the November 23, 2016 unless modified in accordance with section 3.3 and 3.8;

(b) The Parties hereby approve and accept the consideration for extending the expiry date of Warrant #35 to be November 23, 2016, by effectively reducing the number of the warrant shares outstanding represented in Warrant #35 from 428,571 to 311,065 shares of common stock of the Corporation.

3.            Entire Agreement; Ratification. This Amendment constitutes the entire agreement among the Parties with respect to the subject matter hereof. Except as expressly amended hereby, the terms of the original Warrant #35 are each hereby confirmed and ratified in all respects by the Parties hereto and remain in full force and effect.

4.            Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto, and any of their respective subsidiaries, affiliates, insurers, predecessors, successors, officers, directors, managers, employees, stockholders, members, agents, attorneys or assigns.

5.            Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Parties hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

6.             Counterparts. This Amendment may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

7.            Necessary Action. Each party shall perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

DEEP WELL OIL & GAS, INC.

By:	/s/ Horst A. Schmid
Name: Dr. Horst A. Schmid
Title: President & Chief Executive Officer

WARRANT HOLDER

By:	/s/ Satya Brata Das
Cambridge Strategies, Inc.
Name: Mr. Satya Brata Das
Title: